EXHIBIT 16.1

November 29, 1999


Mr. Joseph D. Castano
Chief Financial Officer
Turbodyne Technologies Inc.
6155 Carpinteria Avenue
Carpinteria, California  93013


Dear Mr. Castano:

This is to confirm that the client-auditor relationship between Turbodyne Technologies Inc. and subsidiaries and KPMG has ceased.

Very Truly Yours,

KPMG LLP


cc:

Chief Accountant--Securities Exchange Commission
Mr. Ed Halimi--Turbodyne Technologies Inc.